EXHIBIT 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HONGKONG.COM CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8006)

DEFERAL OF AUTOMATIC CONVERSION OF THE SENIOR SECURED CONVERTIBLE LOAN

In light of the recent development of alternative business cooperation possibilities between the Company and 17game and the parties’ acknowledgement that reasonable additional time shall be needed for the fulfillment of certain conditions under the Loan Agreement, the Board announces that the Subsequent Drawdown under the Loan Agreement of the loan of US$2 million and the automatic conversion of loan into shares of Equity Pacific have not occurred on 30th June 2004 as scheduled. The Parties to the Loan Agreement are now discussing with each other in good faith in formulating a more cohesive and effective mode of business cooperation.

Reference is made to the announcement of the Company dated 27th February, 2004 (the “Announcement”) and the circular dated 19th March, 2004 (the “Circular”) in respect of the Loan Agreement and the Option Agreement. Unless otherwise defined herein, terms used herein shall have the same meaning as defined in the Announcement and the Circular.

DEFERAL OF AUTOMATIC CONVERSION OF THE SENIOR SECURED CONVERTIBLE LOAN

As disclosed in the Announcement, Prime Leader Holdings Limited, a wholly-owned subsidiary of the Company, has entered into a Senior Secured Convertible Loan Agreement with Equity Pacific Limited, Beijing 17game Network Technology Co. Ltd., Mr. Hong Dai and Mr. Steve Xiaoming Zhao pursuant to which the Lender has agreed to make available to the Borrower a loan in the aggregate principal amount of up to US$3.2 million automatically convertible into shares of the Borrower immediately following the Subsequent Drawdown . Under the Loan Agreement, subject to satisfaction of certain conditions, the Subsequent Drawdown was scheduled to take place on 30th June 2004.

Given that the parties to the Loan Agreement acknowledge that reasonable additional time shall be needed for the fulfillment of certain conditions precedent to the Subsequent Drawdown in the amount of US$2 million, the Subsequent Drawdown and the automatic conversion of loan into shares of Equity Pacific have not occurred on 30th June 2004 as scheduled. Furthermore, the deferal of the Subsequent Drawdown and the related automatic conversion also enables the Company to have more time to assess, consider and discuss with 17game in good faith on some alternative cooperation possibilities recently identified in a view to develop a more cohesive and effective mode of business cooperation between the parties, as compared to the Company’s planned direct equity investment in 17game by converting loans into shares. Currently, the Company has no intention of terminating its cooperation with or its strategic investment in 17game. Further announcement will be made as soon as the timetable is fixed for the Subsequent Drawdown under the Loan Agreement and for the automatic conversion of loan into shares of Equity Pacific.

By Order of the Board hongkong.com Corporation Chan Kai Yu, Rudy Executive Director

Hong Kong, 12th July, 2004

As at the date hereof, the executive directors are Dr. Ch’ien Kuo Fung, Raymond (Chairman of the Board of the Company), Mr. Yip Hak Yung, Peter, Mr. Zhou Shunao, Mr. Xiao Xiangyang, John, Mr. Chan Kai Yu, Rudy and Ms. Kwok Yee Leen, Elaine; and the independent non-executive directors are Mr. Wong Sin Just, Mr. Chou Kei Fong, Silas, Mr. Wang Cheung Yue, Fred and Mr. Chia Kok Onn.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are found on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.corp.hongkong.com.

*	for identification purpose only